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                                                                    Exhibit 4(b)

                     FIRST SUNAMERICA LIFE INSURANCE COMPANY

                       MAXIMUM ANNIVERSARY VALUE OPTIONAL
                            DEATH BENEFIT ENDORSEMENT

This Endorsement is made a part of, and subject to, the other terms and conditions of the Contract to which it is attached. In the case of any conflict between the provisions of the Contract and this Endorsement, the provisions of this Endorsement will control.

This Endorsement modifies the "AMOUNT OF DEATH BENEFIT" section located under the section titled "DEATH OF OWNER BEFORE THE ANNUITY DATE" in the Contract as follows:

AMOUNT OF DEATH BENEFIT
If, upon the death of the Owner and prior to the Annuity Date, the Owner has not attained age 90, the amount of the Death Benefit will be as described under the Maximum Anniversary Value Optional Death Benefit. If the deceased Owner has attained age 90, then the Death Benefit will be the Contract Value. Upon election, this Death Benefit Endorsement cannot be changed or terminated. However, Your Spousal Beneficiary can terminate this benefit on the Continuation Date.

Maximum Anniversary Value Optional Death Benefit
As of the date We receive Your Due Proof of Death and prior to the Owner attaining age 90, the Death Benefit will be the greatest of:

(a)  Net Purchase Payments; or

(b) Contract Value at the end of the NYSE business day during which We receive, at Our Annuity Service Center, due proof of the Owner's death and an election of the type of payment to be made; or

(c)  The Maximum Anniversary Value.

We will calculate the Maximum Anniversary Value, by determining the Contract Value for each Contract anniversary prior to the Owner's 81st birthday. An anniversary value is equal to the Contract Value at a Contract anniversary increased by the dollar amount of any Purchase Payment(s) made since that anniversary and reduced for any partial withdrawals since that anniversary (and any charges applicable to such withdrawals) in the same proportion that the Contract Value was reduced on the date of each such withdrawal. If any of those anniversary values is greater than Your Contract Value, You will receive that amount as the Maximum Anniversary Value.

Maximum Anniversary Optional Death Benefit Charge
On an annual basis, this charge equals 0.15% of Your average daily ending value of the assets attributable to the Accumulation Units of the Subaccount(s) to which the Contract is allocated. We deduct this charge daily. This charge is in addition to the Separate Account Charge in Your Contract. Upon the Owner's attainment of age 90, this charge will no longer be deducted.

Signed for the Company to be effective on the Contract Date.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

                               /s/ Jay S. Wintrob
                               -------------------
                                 Jay S. Wintrob
                                    President

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